[LETTERHEAD OF WIEN & MALKIN LLC]

July 18, 2007

VIA U.S. MAIL

AND FAX (202) 772-9209

Ms. Cicely LaMothe

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C 20549

Re: 60 East 42nd St. Associates L.L.C. ("Associates")

Form 10-K for the Year Ended December 31, 2006

Your File No. 0-02670

Dear Ms. LaMothe:

Please note the following in response to your attached letter of July 6, 2007. Our numbered responses correspond to the numbered items in your letter.

1 & 2. We shall include the additional tabular information related to contractual obligations and the discussion of interest rate risk in future Form 10-K filings in accordance with Regulation S-X and FR72.

3. The certifications will be filed as exhibits in future filings.

4. We are in the process of selecting an independent accounting firm to prepare 2006 audited statements of the lessee and shall file an amended 10-K for Associates as soon as the audited report is available, expected within approximately two months. Accordingly, we respectfully request your granting additional time to October 1, 2007 in which to comply with this item.

Thank you for your consideration.

Very truly yours,

/s/ Mark Labell

Mark Labell

ML:fm

Att.